Mail Stop 4-06

May 23, 2005


Anthony Bettencourt  - President and Chief Executive Officer
Verity, Inc.
894 Ross Drive
Sunnyvale, CA 94089


	RE:	Verity, Inc. (File No. 000-26880)
		Form 10-K: For the Fiscal Year Ended May 31, 2004
Form 10-Q: For the quarters ending August 31 and November 30,
2004,
and February 28, 2005

Dear Mr. Bettencourt;

      We have reviewed the above mentioned filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K:  For the Fiscal Year Ended May 31, 2004

Item 9A. Controls and Procedures, page 41

1. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of May 31, 2004, to provide reasonable assurance that the information required to be disclosed by us in this
Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange
Commission rules and Form 10-K." Tell us how you officers considered
Exchange Act Rule 13a-15(e) concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 52

2. We note that a number of the Company`s contracts are with government agencies. Supplementally tell us how you considered paragraphs 32 - 33 of SOP 97-2 in accounting for fiscal funding
clauses included in your software arrangements.     Also tell us
how
fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

Note 4.  Business Combinations, page 57

3. Tell us how you considered Rule 3-05 and Article 11 of Regulation
S-X in determining the financial statement requirements in the Cardiff Software acquisition. Also, supplementally provide us with your calculation of the significance test pursuant to Rule 1-02(w) of
Regulation S-X. Please note that considering the Company recorded pretax net income in the most recent fiscal year preceding the acquisition, if Cardiff Software reported a pretax loss in the same period, you should use absolute values in determining the significance of this acquisition.

February 28, 2005 - Form 10-Q

Note 1 - Interim Financial Data

Reclassifications, page 6

4. We note that the Company reclassified auction rate securities of
$53.3 million as of May 31, 2004 from cash and cash equivalents to short-term investments on its consolidated balance sheet. Tell us what consideration you have given to restating the Company`s May 31,
2004 Form 10-K. Also, tell us what consideration you have given to your Item 307 requirements for disclosure controls and procedures and the 308(c) of Regulation S-K reporting requirements regarding changes in internal control procedures.


      As appropriate, please respond to these comments via EDGAR within 10 business days of the date of this letter. You may request additional time to respond, as necessary. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Kathleen Collins, the Branch Chief who supervised this review, at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
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Verity, Inc.
May 23, 2005
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